AMENDMENT NO. 2 TO LOAN AND SECURITY AGREEMENT
This AMENDMENT NO. 2 TO THE SIXTH AMENDED AND RESTATED LOAN AND SECURITY AGREEMENT (this “Amendment”) is made as of July 12, 2019, by and among CAC WAREHOUSE FUNDING CORPORATION II, as the borrower (the “Borrower”), CREDIT ACCEPTANCE CORPORATION, as the servicer (in such capacity, the “Servicer”) and as the custodian (in such capacity, the “Custodian”), WELLS FARGO BANK, NATIONAL ASSOCIATION, as a lender (the “WF Lender”), the LENDERS FROM TIME TO TIME PARTY THERETO, as lenders (together with WF Lender, the “Lenders”), WELLS FARGO BANK, NATIONAL ASSOCIATION, as the deal agent (in such capacity, together with its successors and assigns, the “Deal Agent”), and WELLS FARGO BANK, NATIONAL ASSOCIATION, as the backup servicer (in such capacity, together with its successors and assigns, the “Backup Servicer”) and as the collateral agent (in such capacity, together with its successors and assigns, the “Collateral Agent”). Capitalized terms used and not otherwise defined herein shall have the meanings given to such terms in the Agreement (as defined below).
R E C I T A L S
WHEREAS, the Borrower, the Servicer, the Lenders, the Deal Agent, the Backup Servicer and the Collateral Agent entered into that certain Sixth Amended and Restated Loan and Security Agreement, dated as of June 23, 2016, as amended by Amendment No.1 to the Sixth Amended and Restated Loan and Security Agreement, dated as of December 20, 2017 (as so amended and as further amended from time to time, the “Agreement”); and
WHEREAS, the parties hereto desire to amend the Agreement pursuant to Section 14.1 thereof in certain respects as provided herein;
NOW, THEREFORE, based upon the above Recitals, the mutual premises and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:
Section 1.Amendments.
(a)    The following amendments shall be effective as of the date hereof:
(i)    Section 1.1 of the Agreement is hereby amended by deleting the definition of “Amortization Event” in its entirety and replacing it with the following:

“Amortization Event: The occurrence of any of the following events: (i) on any Determination Date, the average Payment Rate for the preceding three (3) Collection Periods with respect to which the Payment Rate was calculated is less than 3.0%; (ii) a Reserve Advance is made, except if on the date of such Reserve Advance, the Capital is zero; (iii) Collections are less than 80.0% of Forecasted Collections for any two (2) consecutive Collection Periods; (iv) the Commitment Termination Date; (v) a Mandatory Take-Out has not occurred within 540 days following the Effective Date; or (vi) on any Determination Date, the Weighted Average Spread Rate is less than the Minimum Weighted Average Spread Rate.”
(ii)    Section 1.1 of the Agreement is hereby amended by deleting “December 20, 2020” from the definition of “Commitment Termination Date” and replacing it with “July 12, 2022”.
(iii)    Section 1.1 of the Agreement is hereby amended by deleting the definition of “Credit Agreement” in its entirety and replacing it with the following:
“Credit Agreement: That certain Sixth Amended and Restated Credit Acceptance Corporation Credit Agreement, dated as of June 23, 2014, with Comerica Bank, as administrative agent and collateral agent, Credit Acceptance, as borrower, and the banks signatory, as amended from time to time.”
(iv)    Section 1.1 of the Agreement is hereby amended by adding the following new defined terms in appropriate alphabetical order:
“Anti-Corruption Laws: (a) The U.S. Foreign Corrupt Practices Act of 1977, as amended; (b) the U.K. Bribery Act 2010, as amended; and (c) any other anti-bribery or anti-corruption laws, regulations or ordinances in any jurisdiction in which the Borrower or any member of the Borrowing Group is located or doing business.”
“Anti-Money Laundering Laws: The applicable laws or regulations in any jurisdiction in which the Borrower or any member of the Borrowing Group is located or doing business that relates to money laundering, any predicate crime to money laundering, or any financial record keeping and reporting requirements related thereto.”
“Benchmark Replacement: On any day during any Accrual Period, the sum of (a) the alternate benchmark rate (which may include Term SOFR) that has been selected by Wells Fargo Bank, National Association at its office in Charlotte, North Carolina after giving due consideration (i) any selection or recommendation of a replacement rate or the mechanism for determining such a rate for U.S. dollar-denominated syndicated or bilateral credit facilities similar to the facility under this Agreement by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a rate of interest as a replacement to the LIBOR Rate for U.S. dollar-denominated syndicated or bilateral credit facilities similar to the facility under this Agreement and (b) the Benchmark Replacement Adjustment; provided, that if the Benchmark Replacement would be less than zero, the Benchmark Replacement will be deemed to be zero for the purposes of this Agreement.”
“Benchmark Replacement Adjustment: With respect to any replacement of the LIBOR Rate with an Unadjusted Benchmark Replacement for each applicable Interest Period, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Deal Agent giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the LIBOR Rate with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated syndicated or bilateral credit facilities similar to the facility under this Agreement by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the LIBOR Rate with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated syndicated or bilateral credit facilities similar to the facility under this Agreement at such time.”
“Benchmark Replacement Conforming Changes: With respect to any Benchmark Replacement, any technical, administrative or operational changes that the Deal Agent decides, in its commercially reasonable judgment, are appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by the Deal Agent in a manner substantially consistent with market practice (or, if the Deal Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Deal Agent determines that no market practice for the administration of the Benchmark Replacement exists, in such other manner of administration as the Deal Agent decides is reasonably necessary in connection with the administration of this Agreement).”
“Benchmark Replacement Date: The earlier to occur of the following events with respect to the LIBOR Rate:
(1) in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the LIBOR Rate permanently or indefinitely ceases to provide the LIBOR Rate; or
(2) in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.”

“Benchmark Transition Event: The occurrence of one or more of the following events with respect to the LIBOR Rate:
(1) a public statement or publication of information by or on behalf of the administrator of the LIBOR Rate announcing that such administrator has ceased or will cease to provide the LIBOR Rate, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the LIBOR Rate;
(2) a public statement or publication of information by the regulatory supervisor for the administrator of the LIBOR Rate, the U.S. Federal Reserve System, an insolvency official with jurisdiction over the administrator for the LIBOR Rate, a resolution authority with jurisdiction over the administrator for the LIBOR Rate or a court or an entity with similar insolvency or resolution authority over the administrator for the LIBOR Rate, which states that the administrator of the LIBOR Rate has ceased or will cease to provide LIBOR permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the LIBOR Rate; or
(3) a public statement or publication of information by the regulatory supervisor for the administrator of the LIBOR Rate announcing that the LIBOR Rate is no longer representative.”
“Benchmark Unavailability Period: If a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to the LIBOR Rate and solely to the extent that the LIBOR Rate has not been replaced with a Benchmark Replacement, the period (x) beginning at the time that such Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the LIBOR Rate for all purposes hereunder in accordance with the Section 2.11 and (y) ending at the time that a Benchmark Replacement has replaced the LIBOR Rate for all purposes hereunder pursuant to the Section 2.11.”
“Beneficial Ownership Certification: A certification regarding beneficial ownership to the extent required by the Beneficial Ownership Regulation.”
“Beneficial Ownership Regulation: 31 C.F.R. § 1010.230.”
“Borrowing Group: (a) The Borrower, (b) the parent of the Borrower, (c) any affiliate or subsidiary of the Borrower, (d) the owner of any collateral securing any part of the credit or this Agreement and (e) any officer, director or agent acting on behalf of any of the parties referred to in items (a) through (c) with respect to the credit, this Agreement or any other Transaction Document.”

“Capitalized Lease: As applied to any Person, any lease of any property (whether real, personal or mixed) with respect to which the discounted present value of the rental obligations of such Person as lessee thereunder, in conformity with GAAP, is required to be capitalized on the balance sheet of that Person; provided, however, that all leases of such Person that are or would have been treated as operating leases for purposes of GAAP prior to the issuance on February 25, 2016 of the ASU 2016-02 (ASC 842, Leases) shall continue to be treated as operating leases (and any future lease that would have been treated as an operating lease for purposes of GAAP prior to the issuance of ASC 842 shall be treated as an operating lease), in each case for purposes of this Agreement.”
“CECL Methodology: The current expected credit losses methodology for credit losses accounting under GAAP establish under ASU 2016-13.”
“Consolidated Fixed Charges: For any period, the sum of (a) Consolidated Interest Expense for such period, plus (b) Operating Rentals payable by Credit Acceptance and its Credit Agreement Subsidiaries in respect of such period under Operating Leases, plus (c) the aggregate amount of all dividends on any preferred stock of Credit Acceptance declared during such period, determined after eliminating intercompany transactions among Credit Acceptance and its Credit Agreement Subsidiaries, minus (d) to the extent included in Consolidated Interest Expense, (i) amortization of debt issuance fees, and (ii) any loss from mark-to-market changes in derivative instruments, plus (e) to the extent included in Consolidated Interest Expense, any gain from mark-to-market changes in derivative instruments.”
“Consolidated Income Available for Fixed Charges: For any period, the sum of (a) Consolidated Net Income, plus (b) the aggregate amount of income taxes, depreciation, amortization (including, without limitation, amortization of any debt issuance fees and any loss from mark-to-market changes in derivative instruments) to the extent, and only to the extent, that such aggregate amount was deducted in the computation of Consolidated Net Income for such period (such aggregated amount to be determined on a consolidated basis for the applicable Persons in accordance with GAAP).”
“Consolidated Interest Expense: For any period, the amount of interest charged or chargeable to the Consolidated Statement of Operations of Credit Acceptance and its Credit Agreement Subsidiaries in respect of such period, as determined in accordance with GAAP.”
“Consolidated Net Income: For any period, net earnings (or loss) after income taxes of Credit Acceptance and its subsidiaries, determined on a consolidated basis for such Persons in accordance with GAAP, but excluding, to the extent included in calculating net earnings:
(a)    net earnings (or loss) of any subsidiary accrued prior to the date it became a subsidiary;

(b)    any gain or loss (net of tax effects applicable thereto) resulting from the sale, conversion or other disposition of Capital Assets (as defined in the Credit Agreement) other than in the ordinary course of business;
(c)    any unusual or non-recurring gains or losses (including, without limitation, (i) any gain on sale generated by a Permitted Securitization (as defined in the Credit Agreement), except to the extent Credit Acceptance has received a cash benefit therefrom in the applicable reporting period, and (ii) any gain or loss incurred in connection with any repayment of Debt (as defined in the Credit Agreement) by Credit Acceptance or its subsidiaries and/or any refinancing, replacement, renewal or extension transaction of any Debt, or modification, waiver or amendment of any Debt or any document or instrument relating to any such Debt; provided that the cash component of any loss described in this clause (ii) shall not to exceed $20,000,000 in any four fiscal quarter period); and any interest income generated by a Permitted Securitization, except to the extent Credit Acceptance has received a cash benefit therefrom in the applicable reporting period;
(d)    any gain (net of tax effects attributable thereto) arising from any reappraisal or write-up of assets and any gain or loss (net of tax effects attributable thereto) arising from the non-cash effect of equity compensation expense;
(e)    any portion of the net earnings of any subsidiary (other than a Special Purpose Subsidiary (as defined in the Credit Agreement)) that is not available for payment of dividends to Credit Acceptance or any other subsidiary due to operation of the terms of its charter or organizational documents or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such subsidiary;
(f)    any gain or loss (net of tax effects applicable thereto) during such period resulting from the receipt of any proceeds of any insurance policy;
(g)    except as set forth herein, (i) any earnings of any Person acquired by Credit Acceptance or any subsidiary through the purchase, merger or consolidation or otherwise, or (ii) earnings of any Person substantially all of the assets of which have been acquired by Credit Acceptance or any subsidiary, in each case, for any period prior to the date of acquisition;
(h)    net earnings of any Person (other than a subsidiary) in which Credit Acceptance or any subsidiary shall have an ownership interest unless such net earnings shall actually have been received by Credit Acceptance or such subsidiary in the form of cash distributions; and
(i)    any restoration during such period to income of any contingency reserve, (other than any contingency reserve for taxes) except to the extent that provision for such reserve was made either

(i)    during such period out of income accrued during such period, or
(ii)    in connection with Credit Acceptance’s program of financing Installment Contracts (A) to provide for warranty claims for which Credit Acceptance may be responsible, or (B) to cover credit losses in connection with Dealer Loans Receivable or Purchased Contracts (each, as defined in the Credit Agreement).”
“Credit Agreement Subsidiary: Any other corporation, association, joint stock company, business trust, limited liability company, partnership (whether general or limited) or any other business entity of which more than fifty percent (50%) of the outstanding voting stock, share capital, membership or other interests, as the case may be, is owned either directly or indirectly by any Person or one or more of its Credit Agreement Subsidiaries, or the management of which is otherwise controlled, directly, or indirectly through one or more intermediaries, or both, by any Person and/or its Credit Agreement Subsidiaries. Unless otherwise specified to the contrary in the Credit Agreement or the context otherwise requires, Credit Agreement Subsidiary(ies) shall refer to each Person which is a Credit Agreement Subsidiary of Credit Acceptance and “100% Credit Agreement Subsidiary(ies)” shall mean any Credit Agreement Subsidiary whose stock or partnership, membership or other Equity Interests (other than directors’ or qualifying shares or other interests to the extent required under applicable law) are owned directly or indirectly entirely by Credit Acceptance.”
“Early Opt-in Election: The occurrence of:
(1) determination by the Deal Agent that at least five currently outstanding U.S. dollar-denominated syndicated or bilateral credit facilities similar to the facility under this Agreement at such time contain (as a result of amendment or as originally executed) as a benchmark interest rate, in lieu of the LIBOR Rate, a new benchmark interest rate to replace the LIBOR Rate, and
(2) the election by the Deal Agent to declare that an Early Opt-in Election has occurred and the provision by the Deal Agent of written notice of such election to the Borrower and Credit Acceptance.
“Equity Interest: (i) In the case of any corporation, all capital stock and any securities exchangeable for or convertible into capital stock, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents of corporate stock (however designated) in or to such association or entity, (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing Person, and including, in all of the foregoing cases described in clauses (i), (ii), (iii) or (iv), any warrants, rights or other options to purchase or otherwise acquire any of the interests described in any of the foregoing cases.”

“Final Score: The final output from the Originator’s credit scoring process.”
“Fixed Charge Coverage Ratio: As of any applicable date of determination, the ratio of (a) Consolidated Income Available for Fixed Charges for the previous four (4) consecutive fiscal quarters of Credit Acceptance most recently ended at such time to (b) Consolidated Fixed Charges for such period.”
“Funded Debt: Without duplication, (a) all indebtedness of any Person for borrowed money or for the deferred purchase price of property or services as of such date (other than Operating Leases and trade liabilities and royalties payable incurred in the ordinary course of business and payable in accordance with customary practices) or which is evidenced by a note, bond, debenture or similar instrument, (b) the principal component of all obligations of such Person under Capitalized Leases, (c) all reimbursement obligations of such Person in respect of letters of credit (other than trade letters of credit), bankers acceptances or similar obligations issued or created for the account of such Person, (d) all liabilities of the type described in (a), (b) and (c) above that are secured by any Liens (as defined in the Credit Agreement) on any property owned by such Person as of such date even though such Person has not assumed or otherwise become liable for the payment thereof, in the case of each of the items in clauses (a) through (d), the amount of which is determined in accordance with GAAP; provided, however, that so long as such Person is not personally liable for any such liability, the amount of such liability shall be deemed to be the lesser of the fair market value at such date of the property subject to the Lien (as defined in the Credit Agreement) securing such liability and the amount of the liability secured, and (e) all guarantee obligations in respect of any liability which constitutes Funded Debt; provided, however, that Funded Debt shall not include any indebtedness under any Hedging Agreement (as defined in the Credit Agreement) prior to the occurrence of a termination event with respect thereto; provided further that upon the defeasance or satisfaction and discharge of Funded Debt in accordance with the terms of such Funded Debt, such Funded Debt will cease to be “Funded Debt” hereunder (for the avoidance of doubt, including upon the giving or mailing of a notice of redemption and redemption funds being deposited with a trustee or paying agent or otherwise segregated or held in trust or under an escrow or other funding arrangement for the sole purpose of repurchasing, redeeming, defeasing, repaying, satisfying and discharging, or otherwise acquiring or retiring such Funded Debt in accordance with the terms of such Funded Debt).”
“Minimum Weighted Average Spread Rate: 25.0%.”
“Operating Lease: Any lease, whether now existing or hereafter entered into, under which Credit Acceptance or any Credit Agreement Subsidiary is a lessee, other than a Capitalized Lease, including all leases of such Person that are or would have been treated as operating leases for purposes of GAAP prior to the issuance on February 25, 2016 of the ASU 2016-02 (ASC 842, Leases), in each case for purposes of this Agreement.”
“Operating Rental: All rental payments that Credit Acceptance or any of its Credit Agreement Subsidiaries, as lessee, is required to make under the terms of any Operating Lease.”
“Original Advance Rate: With respect to any Dealer, the ratio, expressed as a percentage, where the numerator is equal to the Outstanding Balance of all Eligible Loans of such Dealer on the dates such Eligible Loans were originated and the denominator is equal to the sum of payments due under all Eligible Contracts related to such Dealer on their dates of origination.”
“Relevant Governmental Body: The Federal Reserve Board or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board or the Federal Reserve Bank of New York or any successor thereto.”

“Sanction or Sanctions: Any and all economic or financial sanctions, sectoral sanctions, secondary sanctions, trade embargoes and restrictions and anti-terrorism laws imposed, administered or enforced from time to time by: (a) the United States of America, including those administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (OFAC), the U.S. Department of State, the U.S. Department of Commerce, or through any existing or future statute or Executive Order, (b) the United Nations Security Council, (c) the European Union, (d) the United Kingdom, (e) any other governmental authority with jurisdiction over Borrower or any member of the Borrowing Group.”
“Sanctioned Target: Any target of Sanctions, including: (a) Persons on any list of targets identified or designated pursuant to any Sanctions, (b) Persons, countries, or territories that are the target of any territorial or country-based Sanctions program, (c) Persons that are a target of Sanctions due to their ownership or control by any Sanctioned Target(s), or (d) otherwise a target of Sanctions, including vessels and aircraft, that are designated under any Sanctions program.”
“SOFR: With respect to any day, the secured overnight financing rate published for such day by the Federal Reserve Bank of New York, as the administrator of the benchmark (or a successor administrator), on the Federal Reserve Bank of New York’s website.”
“Tangible Net Worth: The total preferred shareholders’ investment and common shareholders’ investment (common stock, paid in capital, retained earnings and accumulated other comprehensive income, net of tax) as computed for Credit Acceptance and its Credit Agreement Subsidiaries on a consolidated basis under GAAP, less assets properly classified as intangible assets according to GAAP, but excluding from the determination thereof, without duplication, any excess servicing asset resulting from the transfer, pursuant to a Permitted Securitization, of Dealer Loan Pools (as defined in the Credit Agreement) or Purchased Contracts.”

“Term SOFR: The forward-looking one year term rate based on SOFR that has been selected or recommended by the Relevant Governmental Body.”
“Unadjusted Benchmark Replacement: The Benchmark Replacement excluding the Benchmark Replacement Adjustment.”
“Weighted Average Final Score: With respect to each Payment Date during the Revolving Period, the ratio, expressed as a percentage, where (i) the numerator is equal to the aggregate for all Dealers of the product of (a) the Final Score of each Dealer and (b) the aggregate outstanding Net Loan Balance of all Eligible Loans for such Dealer and (ii) the denominator is equal to the Aggregate Outstanding Net Eligible Loan Balance.”
“Weighted Average Original Advance Rate: With respect to each Payment Date during the Revolving Period, the ratio, expressed as a percentage, where (i) the numerator is equal to the aggregate for all Dealers of the product of (a) the Original Advance Rate of each Dealer and (b) the aggregate outstanding Net Loan Balance of all Eligible Loans for such Dealer and (ii) the denominator is equal to the Aggregate Outstanding Net Eligible Loan Balance.”
“Weighted Average Spread Rate: With respect to each Payment Date during the Revolving Period, one minus the Weighted Average Original Advance Rate divided by the Weighted Average Final Score (expressed as a percentage).”
(v)    Section 2.11 of the Agreement is hereby amended by deleting Section 2.11 in its entirety and replacing it with the following:
“Section 2.11.    Effect of Benchmark Transition Event.
(a) Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Transaction Document, upon the occurrence of a Benchmark Transition Event or an Early Opt-in Election, as applicable, the Deal Agent may amend this Agreement to replace the LIBOR Rate with a Benchmark Replacement. Any such amendment will become effective at 5:00 p.m. on the tenth (10th) Business Day after the Deal Agent has provided such proposed amendment to the Borrower and Credit Acceptance without any further action or consent of the Borrower, Credit Acceptance or any other party hereto. No replacement of the LIBOR Rate with a Benchmark Replacement pursuant to this Section 2.11 will occur prior to the applicable Benchmark Transition Start Date.
(b) Benchmark Replacement Conforming Changes. In connection with the implementation of a Benchmark Replacement, the Deal Agent will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Transaction Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of the Borrower, Credit Acceptance or any other party hereto.
(c) Notices; Standards for Decisions and Determinations. The Deal Agent will promptly notify the Borrower and Credit Acceptance of (i) any occurrence of a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date and Benchmark Transition Start Date, (ii) the implementation of any Benchmark Replacement, (iii) the effectiveness of any Benchmark Replacement Conforming Changes and (iv) the commencement or conclusion of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Deal Agent pursuant to this Section 2.11, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action, will be conclusive and binding absent manifest error and may be made in the Deal Agent’s commercially reasonable discretion and without consent from the Borrower, Credit Acceptance or any other party hereto, except, in each case, as expressly required pursuant to this Section 2.11.
(d) Benchmark Unavailability Period. Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrower may revoke any request for an borrowing of, conversion to or continuation of Advances for which the Yield Rate is the Alternative Rate to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a request for a borrowing of or conversion to Advances for which the Yield Rate is the Base Rate. During any Benchmark Unavailability Period, the component of the Base Rate based upon the LIBOR Rate will not be used in any determination of the Base Rate.”
(vi)    Section 4.1 of the Agreement is hereby amended by adding the following new clauses in their appropriate position at the end thereof:
“(ff)    Sanctions. The Borrower represents and warrants continuously throughout the term of this Agreement that: (a) no member of the Borrowing Group is a Sanctioned Target; (b) no member of the Borrowing Group is owned or controlled by, or is acting or purporting to act for or on behalf of, directly or indirectly, a Sanctioned Target; (c) each member of the Borrowing Group has instituted, maintains and complies with policies, procedures and controls reasonably designed to assure compliance with Sanctions; and (d) to the best of Borrower’s knowledge, after due care and inquiry, no member of the Borrowing Group is under investigation for an alleged violation of Sanction(s) by a governmental authority that enforces Sanctions. Borrower shall notify Lender in writing not more than one (5) Business Days after first becoming aware of any breach of this section.”

“(gg)    Anti-Money Laundering and Anti-Corruption Laws. The Borrower represents and warrants continuously throughout the term of this Agreement that: (a) each member of the Borrowing Group has instituted, maintains and complies with policies, procedures and controls reasonably designed to assure compliance with Anti-Money Laundering Laws and Anti-Corruption Laws; and (b) to the best of Borrower’s knowledge, after due care and inquiry, no member of the Borrowing Group is under investigation for an alleged violation of Anti-Money Laundering Laws or Anti-Corruption Laws by a governmental authority that enforces such laws.”

“(hh)    Beneficial Ownership Certification. As of the date hereof and each Funding Date, the information included in the Beneficial Ownership Certification is true and correct in all respects.”

(vii)    Section 5.1 of the Agreement is hereby amended by adding the following new clauses in their appropriate position at the end thereof:
“(t)    Compliance. Borrower shall, and Borrower shall ensure that each member of the Borrowing Group will, comply with Sanctions, Anti-Money Laundering Laws, and Anti-Corruption Laws.”
“(u)    Beneficial Ownership Certification. The Borrower will notify Lender of any change in the information provided in the Beneficial Ownership Certification that would result in a change to the list of beneficial owners identified in such certification.”
(viii)    Section 5.2 of the Agreement is hereby amended by adding the following new clauses in their appropriate position at the end thereof:
“(p)    Use of Proceeds.
(i) Sanctions. The Borrower shall not, and shall ensure that each member of the Borrowing Group will not, directly or indirectly use any of the credit to fund, finance or facilitate any activities, business or transactions (a) that are prohibited by Sanctions or (b) that would be prohibited by Sanctions if conducted by the Lender or any other party hereto. The Borrower shall notify the Lender in writing not more than five (5) Business Days after first becoming aware of any breach of this section.
(ii) Anti-Money Laundering/Anti-Corruption Laws. The Borrower shall not, and shall ensure that each member of the Borrowing Group will not, directly or indirectly use any of the credit to fund, finance or facilitate any activities, business or transactions that would be prohibited by Anti-Money Laundering Laws or Anti-Corruption Laws.”
“(q)    Source of Repayment and Collateral. The Borrower shall not fund any repayment of the credit with proceeds, or provide as collateral any property, that is directly or indirectly derived from any transaction or activity that is prohibited by Sanctions, Anti-Money Laundering Laws or Anti-Corruption Laws, or that could otherwise cause the Lender or any other party to this agreement to be in violation of Sanctions, Anti-Money Laundering Laws or Anti-Corruption Laws.”
(ix)    Section 5.4 of the Agreement is hereby amended by adding the following new clauses in their appropriate position at the end thereof:

“(o)    Funded Debt Ratio. The Servicer shall, on a consolidated basis, maintain as of the end of each fiscal quarter (i) ending on or prior to December 31, 2020 (and thereafter if the Company has not adopted the CECL Methodology), a ratio of consolidated Funded Debt minus unrestricted cash to the Servicer’s consolidated Tangible Net Worth equal to or less than 3.25 to 1.00, calculated using the GAAP Methodology dated as of the date of Amendment No. 2 to the Sixth Amended and Restated Loan and Security Agreement, and (ii) ending on or after January 1, 2021, so long as the Company has adopted the CECL Methodology, a ratio of consolidated Funded Debt minus unrestricted cash to the Servicer’s consolidated Tangible Net Worth equal to or less than 5.60 to 1.00.”
“(p)    Minimum Net Income. The Servicer shall, on a consolidated basis, maintain as of the end of each fiscal quarter calculated for the fiscal quarter then ending, Consolidated Net Income of not less than $1.00.
“(q)    Fixed Charge Coverage Ratio. The Servicer shall, on a consolidated basis, maintain as of the end of each fiscal quarter a Fixed Charge Coverage Ratio of not less than 2.00 to 1.0.
(b)    The following amendments shall become effective as of January 1, 2020, provided Credit Acceptance has adopted the CECL Methodology:
(i)    Section 1.1 of the Agreement is hereby amended by deleting the definition of “Aggregate Outstanding Eligible Loan Net Balance” in its entirety. All other references in the Agreement to “Aggregate Outstanding Eligible Loan Net Balance” shall be deleted and replaced in each instance with references to “Aggregate Outstanding Eligible Loan Balance.”
(ii)    Section 1.1 of the Agreement is hereby amended by deleting the definition of “Loan Loss Reserve” in its entirety.
(iii)    Section 1.1 of the Agreement is hereby amended by deleting the definition of “Net Loan Balance” in its entirety. All other references in the Agreement to “Net Loan Balance” shall be deleted and replaced in each instance with references to “Outstanding Balance.”
(iv)    Section 1.1 of the Agreement is hereby amended by deleting the definition of “Outstanding Balance” in its entirety and replacing it with the following:
“Outstanding Balance:

(i)    With respect to any Contract on any date of determination, all amounts owing under such Contract (whether considered principal or as finance charges) on such date of determination. The Outstanding Balance with respect to a Contract shall be deemed to have been created at the end of the day on the Date of Processing of such Contract; which shall be greater than or equal to zero (except in the case of a Contract as to which the final payment on such Contract is in excess of the amount owed on such Contract on the date of such final payment);
(ii)    with respect to any Dealer Loan on any date of determination, the aggregate amount advanced under such Dealer Loan plus revenue accrued with respect to such Dealer Loan in accordance with Credit Acceptance’s adjusted accounting policies (as in effect as of January 1, 2020) and the payment of monies to a Dealer under the related Dealer Agreement, less collections on the related Dealer Loan Contracts applied through such date of determination in accordance with the related Dealer Agreement to the reduction of the balance of such Loan;
(iii)     with respect to any Purchased Loan (other than any Purchased Loan arising from a Dealer Collections Purchase Agreement) on any date of determination, the aggregate amount advanced under such Purchased Loan plus revenue accrued with respect to such Purchased Loan in accordance with Credit Acceptance’s adjusted accounting policies (as in effect as of January 1, 2020) less Collections on the related Purchased Loan Contract applied through the date of determination to the reduction of the balance of such Purchased Loan; and
(iv)    with respect to any Purchased Loan arising from a Dealer Collections Purchase Agreement on any date of determination, (A) such Purchased Loan’s pro rata share of the sum of (x) the Outstanding Balance of the related Dealer Loan as of the date of the related Dealer Collections Purchase and (y) the Dealer Collections Purchase Price with respect to such Dealer Loan (such pro rata share determined based on such Purchased Loan’s pro rata share of the forecasted collections on the pool of Purchased Loans which previously constituted Dealer Loan Contracts securing such Dealer Loan), plus following the acquisition of such Purchased Loan (B) revenue accrued with respect to such Purchased Loan in accordance with Credit Acceptance’s adjusted accounting policies (as in effect as of January 1, 2020), less (C) Collections on the related Purchased Loan Contract applied through the date of determination to the reduction of the balance of such Purchased Loan.”
(v)    The first sentence of Section 4.1(bb) of the Agreement is hereby deleted in its entirety and replaced with the following:

“When new Pools or Purchased Loans are pledged to the Collateral Agent, the Borrower shall provide, or cause to be provided to, the Collateral Agent with information regarding (A) the aggregate Outstanding Balance of the Contracts to be pledged to the Collateral Agent on the related Addition Date; and (B) the Aggregate Outstanding Eligible Loan Balance, each as of the applicable Cut-Off Date and as reported in Credit Acceptance’s loan servicing system.”
SECTION 2.    Agreement in Full Force and Effect as Amended.
Except as specifically amended hereby, all provisions of the Agreement shall remain in full force and effect. After this Amendment becomes effective, all references to the Agreement, the “Loan and Security Agreement,” “hereof,” “herein,” or words of similar effect referring to the Agreement shall be deemed to mean the Agreement as amended hereby. This Amendment shall not constitute a novation of the Agreement, but shall constitute an amendment thereof. This Amendment shall not be deemed to expressly or impliedly waive, amend or supplement any provision of the Agreement other than as expressly set forth herein.
SECTION 3.    Representations.
Each of the Borrower and the Servicer represent and warrant as of the date of this Amendment as follows:
(a)    it is duly incorporated or organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization;
(b)    the execution, delivery and performance by it of this Amendment are within its powers, have been duly authorized, and do not contravene (A) its charter, by-laws, or other organizational documents, or (B) any Applicable Law;
(c)    no consent, license, permit, approval or authorization of, or registration, filing or declaration with any governmental authority, is required in connection with the execution, delivery, performance, validity or enforceability of this Amendment by or against it;
(d)    this Amendment has been duly executed and delivered by it;
(e)    this Amendment constitutes its legal, valid and binding obligation enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally or by general principles of equity;
(f)    each of the representations and warranties set forth in Sections 4.1, 4.2 and 4.3 of the Agreement, made by it is true and correct; and

(g)    no Amortization Event or Termination Event has occurred and is continuing and no event or condition exists that, with the giving of notice and/or passage of time, would constitute an Amortization Event or a Termination Event.
SECTION 4.    Conditions to Effectiveness.
This Amendment shall become effective on the date on which each party hereto shall have delivered an executed signature page hereto to the Deal Agent.
SECTION 5.    Miscellaneous.
(a)    This Amendment may be executed in any number of counterparts (including by facsimile), and by the different parties hereto on the same or separate counterparts, each of which shall be deemed to be an original instrument but all of which together shall constitute one and the same agreement.
(b)    The descriptive headings of the various sections of this Amendment are inserted for convenience of reference only and shall not be deemed to affect the meaning or construction of any of the provisions hereof.
(c)    This Amendment may not be amended or otherwise modified except as provided in the Agreement.
(d)    The failure or unenforceability of any provision hereof shall not affect the other provisions of this Amendment.
(e)    Whenever the context and construction so require, all words used in the singular number herein shall be deemed to have been used in the plural, and vice versa, and the masculine gender shall include the feminine and neuter and the neuter shall include the masculine and feminine.
(f)    This Amendment represents the final agreement between the parties only with respect to the subject matter expressly covered hereby and may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements between the parties. There are no unwritten oral agreements between the parties.
(g)    THIS AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS AMENDMENT SHALL BE GOVERNED BY AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their respective officers thereunto duly authorized, as of the date first above written.

THE BORROWER:	CAC WAREHOUSE FUNDING CORPORATION II
By: /s/ Douglas W. Busk
Name: Douglas W. Busk
Title: Senior Vice President & Treasurer

THE SERVICER AND CUSTODIAN:	CREDIT ACCEPTANCE CORPORATION
By: /s/ Douglas W. Busk
Name: Douglas W. Busk
Title: Senior Vice President & Treasurer

THE DEAL AGENT, COLLATERAL AGENT, BACKUP SERVICER AND SOLE LENDER:	WELLS FARGO BANK, NATIONAL ASSOCIATION, as Deal Agent, Collateral Agent, Backup Servicer and Lender
By: /s/ Charles McDonough
Name: Charles McDonough
Title: Vice President

[Wells Fargo/CAC Warehouse (CAC II) — Amendment No. 2 to Sixth A&R Loan and Security
Agreement]